UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 333-280198

STAR FASHION CULTURE HOLDINGS LIMITED

(Registrant’s Name)

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Agreement

It was previously disclosed that on February 24, 2026, an Annual General Meeting was held by shareholders of the Star Fashion Culture Holdings Limited (the “Company”), whereby it was approved, amongst other resolutions, for an allotment by the Company of up to 5,000,000 authorised but unissued Class B ordinary shares of US$0.0004 each (the “Class B Ordinary Shares”) to Xingji Zhangpingting Limited (the “Share Allotment”). In a subsequent Extraordinary General Meeting held on July 13, 2026 it was further approved that the consideration for the Share Allotment shall be determined by the Board in reference to a stock price analysis report to be prepared and issued by a valuation institution as selected by the Board at a later stage during a period of up to three years from the date of the AGM.

On July 22, 2026, the Company entered into entered into a subscription agreement (the “Agreement”) with Xingji Zhangpingting Limited (“Purchaser”) , pursuant to which the Company desires to issue and sell to such Purchaser, and such Purchaser desires to purchase from the Company 2,000,000 Class B Ordinary Shares for a total purchase price of $2,600,000.

A form of the Agreement is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Form of Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Fashion Culture Holdings Limited

Date: July 28, 2026	By:	/s/ Liu Xiaohua
	Name:	Liu Xiaohua
	Title:	Chief Executive Officer and Director

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